UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549-1004






                                 FORM U-9C-3



                    QUARTERLY REPORT PURSUANT TO RULE 58


                For the quarterly period ended June 30, 2004





                             Northeast Utilities
                             -------------------
                    (Name of registered holding company)





                     107 Selden Street, Berlin, CT 06037
                     -----------------------------------
                  (Address of Principal Executive Officers)





Name and telephone number of officer to whom inquiries concerning this report should be directed:

John P. Stack, Vice President-Accounting and Controller
Telephone Number:  860-665-2333




                            GENERAL INSTRUCTIONS

A.   Use of Form

     1. A reporting company, as defined herein, shall file a report on this form within 60 days after the end of each of the first three quarters, and within 90 days after the end of the fourth quarter, of the fiscal year of the registered holding company. The period beginning on the date of effectiveness of rule 58 and ending at the end of the quarter following the quarter in which the rule becomes effective shall constitute the initial period for which any report shall be filed, if applicable.

     2. The requirement to provide specific information by means of this form supersedes any requirement by order of the Commission to provide identical information by means of periodic certificates under rule 24; but does not so supersede and replace any requirement by order to provide information by means of an annual report on Form U-13-60.

     3. Information with respect to reporting companies that is required by Form U-13-60 shall be provided exclusively on that form.

     4. Notwithstanding the specific requirements of this form, this Commission may informally request such further information as, in its opinion, may be necessary or appropriate.

B.   Statements of Monetary Amounts and Deficits

     1. Amounts included in this form and in related financial statements may be expressed in whole dollars, thousands of dollars or hundred thousands of dollars.

     2. Deficits and other similar entries shall be indicated by either brackets or parentheses. An explanation should be provided by footnote.

C.   Formal Requirements

     This form, including exhibits, shall be filed with Commission electronically pursuant to Regulation S-T (17 CFR 232.10 et seq.). A conformed copy of each such report shall be filed with each state commission having jurisdiction over the retail rates of a public utility company that is an associate company of a reporting company. Each report shall provide the name and telephone number of the person to whom inquiries concerning this report should be directed.

D.   Definitions

     As used in this form, the word "reporting company" means an energy-related company or gas-related company, as defined in rule 58(b). All other words and terms have the same meaning as in the Public Utility Holding Company Act of 1935, as amended, and the rules and regulations there under.


ITEM 1 - ORGANIZATIONAL CHART

-------------------------------------------------------------------------------
Instructions
-------------------------------------------------------------------------------

1. Complete Item 1 only for the first three calendar quarters of the fiscal year of the registered holding company.

2. Under the caption "Name of Reporting Company," list each energy-related and gas-related company and each system company that directly or indirectly holds securities thereof. Add the designation "(new)" for each reporting company of which securities were acquired during the period, and the designation "(*)" for each inactive company.

3. Under the caption "Percentage of Voting Securities Held," state the aggregate percentage of the outstanding voting securities of the reporting company held directly or indirectly by the registered holding company at the end of the quarter.

4. Provide a narrative description of each reporting company's activities during the reporting period.

-----------------------------------------------------------------------------------------------------------
                                                                 Percentage of                 Activities
                     Energy or                                      Voting                      Reported
      Name of           Gas        Date of         State of       Securities      Nature of    During the
 Reporting Company    Related    Organization    Organization        Held         Business       Period
-----------------------------------------------------------------------------------------------------------
NU Enterprises,       Holding      01/04/99     Connecticut      100% by        Unregulated        (A)
Inc.                                                             Northeast      businesses
                                                                 Utilities      holding
                                                                                company

Select Energy, Inc.   Energy       09/26/96     Connecticut      100% by NU     Energy-            (B)
                                                                 Enterprises,   related
                                                                 Inc.           activities

Northeast             Energy       01/04/99     Connecticut      100% by NU     Energy-            (C)
Generation Services                                              Enterprises,   related
Company                                                          Inc.           activities

Select Energy         Energy       06/19/90     Massachusetts    100% by NU     Energy-            (D)
Services, Inc.                                                   Enterprises,   related
                                                                 Inc.           activities

Reeds Ferry Supply    Energy       07/15/64     New Hampshire    100% by        Energy-            (E)
Co., Inc.                                                        Select Energy  related
                                                                 Services,      activities
                                                                 Inc.

HEC/Tobyhanna         Energy       09/28/99     Massachusetts    100% by        Energy-            (F)
Energy Project,                                                  Select Energy  related
Inc.                                                             Services,      activities
                                                                 Inc.

Select Energy         Energy       10/12/94     Massachusetts    100% by        Energy-            (G)
Contracting, Inc.                                                Select Energy  related
                                                                 Services,      activities
                                                                 Inc.

Yankee Energy         Holding      02/15/00     Connecticut      100% by        Public             (H)
System, Inc.                                                     Northeast      Utility
                                                                 Utilities      Holding
                                                                                Company

Yankee Energy         Energy       07/02/93     Connecticut      100% by        Energy-            (I)
Services Company                                                 Yankee Energy  related
                                                                 System, Inc.   activities

R. M. Services,       Energy       11/22/94     Connecticut      100% by                           (J)
Inc.                                                             Yankee Energy      *
                                                                 System, Inc.

Acumentrics           Energy       09/13/00     Massachusetts    5% by NU       Energy-            (K)
Corporation                                                      Enterprises,   related
                                                                 Inc.           activities

ERI/HEC EFA-Med,      Energy       09/30/00     Delaware         50% by Select  Energy-            (L)
LLC                                                              Energy         related
                                                                 Services,      activities
                                                                 Inc.

E. S. Boulos          Energy       01/10/01     Connecticut      100% by        Energy-            (M)
Company                                                          Northeast      related
                                                                 Generation     activities
                                                                 Services
                                                                 Company

NGS Mechanical,       Energy       01/24/01     Connecticut      100% by        Provide            (N)
Inc.                                                             Northeast      mechanical
                                                                 Generation     construction
                                                                 Services       and
                                                                 Company        maintenance
                                                                                services

HEC/CJTS Energy       Energy       03/02/01     Delaware         100% by        Facilitate         (O)
Center LLC                                                       Select Energy  construction
                                                                 Services,      financing
                                                                 Inc.

Select Energy         Energy       02/13/96     Delaware         100% by        Energy-            (P)
New York, Inc.                                                   Select         related
                                                                 Energy, Inc.   activities

Woods Electrical      Energy       07/18/02     Connecticut      100% by        Provide            (Q)
Co., Inc.                                                        Northeast      electrical
                                                                 Generation     contracting
                                                                 Services       services
                                                                 Company

Greenport Power,      Energy       02/13/03     Delaware         50% by         Energy             (R)
LLC                                                              Northeast      related
                                                                 Generation     construction
                                                                 Services       activities
                                                                 Company


(A) NU Enterprises, Inc. is not a "reporting company" but is included in this Item 1 because it holds, directly or indirectly, voting securities issued by reporting companies as indicated above.

(B) Select Energy, Inc. (Select Energy) is an integrated energy business that buys, markets and sells electricity, gas, oil and energy-related products and services to both wholesale and retail customers in the northeastern United States. Select Energy procures and delivers energy and capacity required to serve its electric, gas and oil customers. Select Energy, collectively with its affiliated businesses, provides a wide range of energy products and energy services.

     Select Energy is a licensed retail electricity supplier and is registered with local electric distribution companies and is a registered gas marketer with local gas distribution companies in the states of Connecticut, Delaware, Maine, Maryland, Massachusetts, New Hampshire, New Jersey, New York, Pennsylvania, Rhode Island and Virginia.

(C) Northeast Generation Services Company (NGS) provides a full range of asset management and operation and maintenance services for electric power generation asset owners in the northeast. Services are provided primarily in support of affiliate-owned assets.

(D) Select Energy Services, Inc. (formerly HEC Inc.) is not a "reporting company" but is included in this Item 1 because it holds, directly or indirectly, voting securities issued by reporting companies as indicated above.

(E) Reed's Ferry Supply Co., Inc. is an equipment wholesaler which purchases equipment on behalf of Select Energy Contracting, Inc.

(F) HEC/Tobyhanna Energy Project, Inc. was established as a special purpose entity to manage the assets of an Energy Savings Performance Contract project at the Tobyhanna Army Depot.

(G) Select Energy Contracting, Inc. designs, manages and directs the construction of, and/or installation of mechanical, water, and electrical systems, energy and other resource consuming equipment.

(H) Yankee Energy System, Inc. is not a "reporting company" but is included in this Item 1 because it holds, directly or indirectly, voting securities issued by reporting companies as indicated above.

(I) Yankee Energy Services Company has disposed of most of its assets and is winding down its energy-related business.

(J)  R. M. Services, Inc. is inactive as of June 30, 2004.

(K) Acumentrics Corporation develops, manufactures, and distributes advanced power generation, power quality and power protection devices including a high-speed flywheel and advanced technology fuel cells.

(L) ERI/HEC EFA-Med, LLC (ERI/HEC) is a Delaware limited liability company that was formed by Select Energy Services, Inc., and ERI Services, Inc. to enter into an indefinite delivery/indefinite quantity contract with the U.S. Navy. Under the contract, the Navy will issue Delivery Orders for energy services work at U.S. Government facilities located in Bahrain, Greece, Egypt, Italy, Spain, Turkey, and the United Kingdom. ERI/HEC will designate either ERI or Select Energy Services, Inc. to perform each of the Delivery Orders. ERI/HEC will also act as the conduit for any project-related financing. ERI Services, Inc. and Select Energy Services, Inc. each own 50% of the LLC.

(M) E. S. Boulos Company (Boulos) is in the electrical contracting business primarily in Maine, New Hampshire and Massachusetts. Boulos is registered to do business in Connecticut, Rhode Island, Maine, Massachusetts, New Hampshire, New York, and Vermont.

(N) NGS Mechanical, Inc. (NGSM) performs power plant operations, maintenance and capital project support. NGSM is registered to do business in Connecticut, Massachusetts, New Hampshire, Maine, Vermont, Rhode Island, and New York.

(O) HEC/CJTS Energy Center LLC (HEC/CTJS) facilitated the construction of an energy center at the Connecticut Juvenile Training School in Middletown, Connecticut. HEC/CJTS does not have any employees nor does it conduct any activities other than those related to the lease related to such project.

(P) Select Energy New York, Inc. is engaged in the brokering, marketing, transportation, storage, and sale of energy commodities.

(Q) Woods Electrical Co., Inc. is in the electrical contracting business mainly in Connecticut. Woods is registered to do business in Connecticut, New York, Massachusetts, Maine and New Hampshire.

(R) Greenport Power LLC (Greenport) is a Delaware limited liability company that was formed by NGS and Hawkeye Electric LLC (Hawkeye Electric) to enter into an Engineering, Procurement and Construction Agreement with Global Commons LLC for the performance of design, engineering, procurement, construction and other services in connection with an electrical facility construction project in Greenport, Long Island, New York. Hawkeye Electric, which is not an affiliate of NU, and NGS each own 50% of Greenport.



ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

-------------------------------------------------------------------------------
Instruction
-----------
With respect to a transaction with an associate company, report only the type and principal amount of securities involved.

-------------------------------------------------------------------------------


                                                            Person
Company          Type of   Principal                        to Whom       Collateral  Consideration  Company       Amount of
Issuing          Security  Amount of     Issue or  Cost of  Security      Given With  Received for   Contributing  Capital
Security         Issued    Security      Renewal   Capital  Was Issued    Security    Each Security  Capital       Contribution
---------------  --------  ------------  --------  -------  ------------  ----------  -------------  ------------  -------------

Select
Energy, Inc.     No transactions this quarter.

Northeast
Generation
Services
Company          No transactions this quarter.

Select Energy
Contracting,
Inc.             No transactions this quarter.

Reeds Ferry
Supply Co.,
Inc.             No transactions this quarter.

HEC/Tobyhanna
Energy
Project, Inc.    No transactions this quarter.

Yankee Energy
Services
Company          No transactions this quarter.

ERI/HEC
EFA-Med, LLC     No transactions this quarter.

E.S. Boulos
Company          No transactions this quarter.

NGS Mechanical,
Inc.             No transactions this quarter.

HEC/CJTS
Energy
Center LLC       No transactions this quarter.

Select Energy
New York, Inc.   No transactions this quarter.

Woods Electrical
Co., Inc.        No transactions this quarter.

Northeast
Utilities        No transactions this quarter.



ITEM 3 - ASSOCIATE TRANSACTIONS

-------------------------------------------------------------------------------
Instructions
------------

1. This item is used to report the performance during the quarter of contracts among reporting companies and their associate companies, including other reporting companies, for service, sales and construction. A copy of any such contract not filed previously should be provided as an exhibit pursuant to Item 6.B.

2. Parts I and II concern transactions performed by reporting companies on behalf of associate companies, and transactions performed by associate companies on behalf of reporting companies, respectively.

-------------------------------------------------------------------------------

Part I - Transactions performed by reporting companies on behalf of associate companies.

                                                                           Total Amount
                                                                              Billed*
Reporting               Associate
Company                 Company                    Types of                Three Months
Rendering               Receiving                  Services                    Ended
Services                Services                   Rendered                June 30, 2004
-------------------     ---------------------      ------------           ---------------
                                                                             (Thousands
                                                                             of Dollars)
Northeast               Northeast
Generation              Generation
Services Company        Company                    Power Plant                $ 7,989
                                                                              =======
Northeast
Generation              Northeast Utilities
Services Company        Service Company            Miscellaneous              $    31
                                                                              =======
Northeast               The Connecticut
Generation              Light and Power
Services Company        Company                    Electrical Services        $    19
                                                                              =======
Northeast
Generation              Holyoke Water
Services Company        Power Company              Power Plant                $ 4,216
                                                                              =======
Northeast
Generation              Select Energy
Services Company        Services, Inc.             Power Plant                $   838
                                                                              =======
Northeast               Public Service
Generation              Company of                 Electrical and
Services Company        New Hampshire              Mechanical Services        $    62
                                                                              =======
Northeast
Generation              Woods Network
Services Company        Servies, Inc.              Miscellaneous              $     4
                                                                              =======

Reeds Ferry             Select Energy              Wholesale Pruchasing
Supply Co., Inc.        Contracting, Inc.          Services                   $   408
                                                                              =======
                        Northeast
                        Generation
E.S. Boulos Company     Services Company           Electrical Services        $   352
                                                                              =======
                        Northeast Utilities
Select Energy, Inc.     Service Company            Miscellaneous              $   457
                                                                              =======
                        The Connecticut
                        Light and Power
Select Energy, Inc.     Company                    Miscellaneous              $   107
                                                                              =======


* Total Amount Billed is for direct costs only.


Part II - Transactions performed by associate companies on behalf of reporting companies.

                                                                           Total Amount
                                                                              Billed*
Reporting               Associate
Company                 Company                    Types of                Three Months
Rendering               Receiving                  Services                    Ended
Services                Services                   Rendered                June 30, 2004
-------------------     ---------------------      ------------           ---------------
                                                                             (Thousands
                                                                             of Dollars)
Northeast Generation    Northeast Generation
Company                 Services Company           Miscellaneous              $   128
                                                                              =======
Public Service
Company of              Northeast Generation
New Hampshire           Services Company           Miscellaneous              $     7
                                                                              =======
Public Service
Company of
New Hampshire           Select Energy, Inc.        Miscellaneous              $     7
                                                                              =======
The Connecticut
Light and Power         Northeast Generation
Company                 Services Company           Miscellaneous              $    23
                                                                              =======
The Connecticut
Light and Power
Company                 Select Energy, Inc.        Miscellaneous              $     4
                                                                              =======
Holyoke Water           Northeast Generation
Power Company           Services Company           Miscellaneous              $   182
                                                                              =======
Western
Massachusetts           Northeast Generation
Electric Company        Services Company           Miscellaneous              $    85
                                                                              =======

Northeast Utilities     Select Energy
Service Company         New York, Inc.             Miscellaneous              $   279
                                                                              =======
Northeast Utilities     Northeast Generation
Service Company         Services Company           Miscellaneous              $ 1,129
                                                                              =======
Northeast Utilities
Service Company         Select Energy, Inc.        Miscellaneous              $ 4,924
                                                                              =======

Northeast Utilities     Select Energy, Inc.        Miscellaneous              $   113
                                                                              =======

* Total Amount Billed is for direct costs only.



ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:
----------------------------------------

                                                      (Thousands of Dollars)
Total consolidated capitalization as of    06/30/04    $6,684,850              line 1
                                                       ----------
Total capitalization multiplied by 15%
 (line 1 multiplied by .15)                             1,002,728              line 2

Additional investment allowed through 6/30/07 *           500,000              line 3
                                                        ---------
Total Allowed                                                       $1,502,728 line 4

Total current aggregate investment:
   Select Energy, Inc. and Subsidiary                     805,837
   Northeast Generation Services Company                   22,231
   Select Energy Contracting, Inc.                         15,285
   Woods Electrical Co., Inc.                              17,320
   Reeds Ferry Supply Co., Inc.                                 7
   HEC/Tobyhanna Energy Project, Inc.                         -
   Yankee Energy Services Company                           7,882
   E.S. Boulos Company                                      9,435
   R.M. Services, Inc.                                        -
   NGS Mechanical, Inc.                                        10
   Acumentrics Corporation                                  3,750
   Greenport, LLC                                             501
   ERI/HEC EFA-Med, LLC                                         9
   HEC/CJTS Energy Center LLC                                  12
                                                        ---------
   Current aggregate investment                                        882,279
                                                                   -----------
     Elimination **                                                     12,539
                                                                   -----------
   Total current aggregate investment                                  869,740 line 5
                                                                   -----------
Difference between the total allowed and the total
current aggregate investment of the
registered holding company system                                  $   632,988 line 6
                                                                   ===========

 *Per SEC Order dated July 2, 2004 (Rel. No. 35-27868A).

**Elimination is for capital contributions made from a parent company who is a reporting company to a subsidiary who is also a reporting company.


ITEM 5 - OTHER INVESTMENTS

-------------------------------------------------------------------------------
Instruction
-----------

This item concerns investments in energy-related and gas-related companies that are excluded from the calculation of aggregate investment under rule 58.

-------------------------------------------------------------------------------

Major Line      Other           Other
of Energy-      Investment      Investment
Related         in Last         in This         Reason for Difference
Business        U-9C-3 Report   U-9C-3 Report   in Other Investment
-------------   -------------   -------------   ------------------------

NONE


ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

-------------------------------------------------------------------------------
Instructions
-------------------------------------------------------------------------------

A.   Financial Statements

     1. Financial statements are required for reporting companies in which the registered holding company system has at least 50% equity or other ownership interest. For all other rule 58 companies, the registered holding company shall make available to the Commission such financial statements as are available to it.

     2. For each reporting company, provide a balance sheet as of the end of the quarter and income statements for the three-month and year-to-date periods ending as of the end of the quarter, together with any notes thereto. Financial statements shall be for the first three quarters of the fiscal year of the registered holding company.

     3. If a reporting company and each of its subsidiaries engage exclusively in single category of energy-related or gas-related activity, consolidated financial statements may be filed.

     4. Separate financial statements need not be filed for inactive companies or for companies engaged solely in the ownership of interests in energy-related or gas-related companies.

B.   Exhibits

     1. Copies of contracts required to be provided by Item 3 shall be filed as exhibits.

     2. A certificate stating that a copy of the report for the previous quarter has been filed with interested state commissions shall be filed as an exhibit. The certificate shall provide the names and addresses of the state commissions.

-------------------------------------------------------------------------------

A.   Financial Statements

     Select Energy, Inc. Consolidated:
      Balance Sheet - As of June 30, 2004
      Income Statement - Three and six months ended June 30, 2004

     Northeast Generation Services Company:
      Balance Sheet - As of June 30, 2004
      Income Statement - Three and six months ended June 30, 2004

     Select Energy Contracting, Inc.:
      Balance Sheet - As of June 30, 2004
      Income Statement - Three and six months ended June 30, 2004

     Reeds Ferry Supply Co., Inc.:
      Balance Sheet - As of June 30, 2004
      Income Statement - Three and six months ended June 30, 2004

     HEC/Tobyhanna Energy Project, Inc.:
      Balance Sheet - As of June 30, 2004
      Income Statement - Three and six months ended June 30, 2004

     Yankee Energy Services Company:
      Balance Sheet - As of June 30, 2004
      Income Statement - Three and six months ended June 30, 2004

     ERI/HEC EFA-Med, LLC:
      Balance Sheet - As of June 30, 2004
      Income Statement - Three and six months ended June 30, 2004

     E. S. Boulos Company:
      Balance Sheet - As of June 30, 2004
      Income Statement - Three and six months ended June 30, 2004

     NGS Mechanical, Inc.:
      Balance Sheet - As of June 30, 2004
      Income Statement - Three and six months ended June 30, 2004

     HEC/CJTS Energy Center LLC:
      Balance Sheet - As of June 30, 2004
      Income Statement - Three and six months ended June 30, 2004

     Woods Electrical Co., Inc.:
      Balance Sheet - As of June 30, 2004
      Income Statement - Three and six months ended June 30, 2004

     Greenport Power, LLC:
      Balance Sheet - As of June 30, 2004
      Income Statement - Three and six months ended June 30, 2004

     Acumentrics Corporation:
      Not available

     R. M. Services, Inc.:
      Inactive as of June 30, 2004

     Northeast Utilities (Parent):
      Balance Sheet - As of June 30, 2004
      Income Statement - Three and six months ended June 30, 2004

  B.   Exhibits

Exhibit No.    Description
-----------    -----------

6.B.1.1 Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.2 Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.3a Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.3b Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.3c Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.3d Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.3e Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.3f Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.4a Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.4b Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.4c Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.5a Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.5b Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.6a Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.6b Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.6c Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.2.1 The company certifies that a conformed copy of Form U-9C-3 for the previous quarter was filed with the following state commissions:

               Ms. Louise E. Rickard
               Acting Executive Secretary
               Department of Public Utility Control
               10 Franklin Square
               New Britain, CT 06051

               Ms. Mary L. Cottrell, Secretary
               Massachusetts Department of Telecommunications and Energy 100 Cambridge Street
               Boston, MA 02202

               Mr. Thomas B. Getz
               Executive Director and Secretary
               State of New Hampshire
               Public Utilities Commission
               8 Old Suncook Road, Building One
               Concord, NH 03301-7319



SELECT ENERGY, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEET
(Unaudited)

                                                           June 30,
                                                            2004
                                                        -------------
                                                        (Thousands of
                                                           Dollars)
ASSETS
------
Current Assets:
  Cash                                                  $       7,877
  Unrestricted cash from counterparties                       104,976
  Special deposits                                             35,420
  Receivables, net                                            363,738
  Accounts receivable from affiliated companies               112,811
  Unbilled revenues                                            27,170
  Notes receivable from affiliated companies                   65,300
  Taxes receivable                                             16,919
  Derivative assets                                           202,982
  Prepaid option premiums                                      23,492
  Prepayments and other                                        26,326
                                                        -------------
                                                              987,011
                                                        -------------
Property, Plant and Equipment:
  Competitive energy                                           20,446
     Less: Accumulated depreciation                            12,157
                                                        -------------
                                                                8,289
  Construction work in progress                                 1,354
                                                        -------------
                                                                9,643
                                                        -------------
Deferred Debits and Other Assets:
  Goodwill                                                      3,200
  Purchased intangible assets, net                             12,623
  Long-term accounts receivable                                 5,939
  Long-term contracts asset                                    36,429
  Other                                                           130
                                                        -------------
                                                               58,321
                                                        -------------
                                                        $   1,054,975
Total Assets                                            =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



SELECT ENERGY, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEET
(Unaudited)

                                                           June 30,
                                                             2004
                                                         -------------
                                                         (Thousands of
                                                            Dollars)
LIABILITIES AND CAPITALIZATION
------------------------------
Current Liabilities:
  Accounts payable                                       $     511,769
  Accounts payable to affiliated companies                      19,848
  Derivative liabilities                                        98,094
  Unearned option premiums                                      11,061
  Counterparty deposits                                        104,976
  Other                                                         39,244
                                                         -------------
                                                               784,992
                                                         -------------

Deferred Credits and Other Liabilities:
  Accumulated deferred income taxes                             46,601
  Other                                                          8,918
                                                         -------------
                                                                55,519
                                                         -------------
Capitalization:
  Long-Term Debt from NU Parent                                150,000
                                                         -------------
  Common Stockholder's Equity:
    Common stock, $1 par value - authorized
      20,000 shares; 100 shares outstanding                        -
    Capital surplus, paid in                                   286,190
    Accumulated deficit                                       (267,979)
    Accumulated other comprehensive income                      46,253
                                                         -------------
  Common Stockholder's Equity                                   64,464
                                                         -------------
Total Capitalization                                           214,464
                                                         -------------
Total Liabilities and Capitalization                     $   1,054,975
                                                         =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



SELECT ENERGY, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)

                                                           Three Months     Six Months
                                                               Ended          Ended
                                                             June 30,        June 30,
                                                               2004            2004
                                                         --------------   -------------
                                                              (Thousands of Dollars)

Operating Revenues                                       $      550,360    $  1,284,532
                                                         --------------    ------------
Operating Expenses:
  Operation -
    Purchased power, net interchange power
     and capacity                                               531,157       1,223,942
    Other                                                        24,536          43,249
  Depreciation and amortization                                   1,934           3,704
  Taxes other than income taxes                                   2,565           5,785
                                                         --------------    ------------
        Total operating expenses                                560,192       1,276,680
                                                         --------------    ------------
Operating (Loss)/Income                                          (9,832)          7,852

Interest Expense, Net                                             2,422           5,210
Other Loss, Net                                                    (160)           (176)
                                                         --------------    ------------
(Loss)/Income Before Income Tax (Benefit)/Expense               (12,414)          2,466
Income Tax (Benefit)/Expense                                     (4,712)          1,059
                                                         --------------    ------------
Net (Loss)/Income                                        $       (7,702)   $      1,407
                                                         ==============    ============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



NORTHEAST GENERATION SERVICES COMPANY
BALANCE SHEET
(Unaudited)

                                                          June 30,
                                                            2004
                                                       -------------
                                                       (Thousands of
                                                          Dollars)
ASSETS
------
Current Assets:
  Cash and cash equivalents                            $         667
  Receivables, net                                             2,803
  Accounts receivable from affiliated companies                3,687
  Notes receivable from affiliated companies                     300
  Unbilled revenues                                              813
  Materials and supplies                                           8
  Prepayments and other                                          695
                                                       -------------
                                                               8,973
                                                       -------------
Property, Plant and Equipment:
  Competitive energy                                           3,648
    Less: Accumulated depreciation                             1,203
                                                       -------------
                                                               2,445
  Construction work in progress                                    8
                                                       -------------
                                                               2,453
                                                       -------------
Deferred Debits and Other Assets:
  Accumulated deferred income taxes                              526
  Other                                                       21,564
                                                       -------------
                                                              22,090
                                                       -------------
Total Assets                                           $      33,516
                                                       =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



NORTHEAST GENERATION SERVICES COMPANY
BALANCE SHEET
(Unaudited)

                                                        June 30,
                                                          2004
                                                     --------------
                                                     (Thousands of
                                                         Dollars)
LIABILITIES AND CAPITALIZATION
------------------------------
Current Liabilities:
  Accounts payable                                   $        3,022
  Accounts payable to affiliated companies                    2,730
  Accrued taxes                                               5,542
  Accrued pension                                               268
  Other                                                       1,436
                                                     --------------
                                                             12,998
                                                     --------------

Deferred Credits and Other Liabilities                        1,844
                                                     --------------
Capitalization:
  Long-Term Debt from NU Parent                               5,000
                                                     --------------
  Common Stockholder's Equity:
    Common stock, $1 par value - 20,000 authorized
     and 100 shares outstanding                                 -
    Capital surplus, paid in                                 15,430
    Accumulated deficit                                      (1,743)
    Accumulated comprehensive loss                              (13)
                                                     --------------
  Common Stockholder's Equity                                13,674
                                                     --------------
Total Capitalization                                         18,674
                                                     --------------
Total Liabilities and Capitalization                 $       33,516
                                                     ==============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



NORTHEAST GENERATION SERVICES COMPANY
STATEMENTS OF INCOME
(Unaudited)

                                                     Three Months      Six Months
                                                         Ended             Ended
                                                       June 30,          June 30,
                                                         2004              2004
                                                     ------------      -----------
                                                         (Thousands of Dollars)

Operating Revenues                                   $     13,356      $    26,105
                                                     ------------      -----------
Operating Expenses:
  Operation -
    Other                                                   8,417           16,632
  Maintenance                                               3,655            7,218
  Depreciation and amortization                               100              168
  Taxes other than income taxes                               420            1,032
                                                     ------------      -----------
        Total operating expenses                           12,592           25,050
                                                     ------------      -----------
Operating Income                                              764            1,055

Interest Expense, Net                                         120              253
Other Loss, Net                                              (235)            (220)
                                                     ------------      -----------
Income Before Income Tax Expense                              409              582
Income Tax Expense                                            130              181
                                                     ------------      -----------
Net Income                                           $        279      $       401
                                                     ============      ===========

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



SELECT ENERGY CONTRACTING, INC.
BALANCE SHEET
(Unaudited)

                                                          June 30,
                                                            2004
                                                       -------------
                                                         (Thousands
                                                         of Dollars)
ASSETS
------
Current Assets:
  Receivables, net                                     $      25,604
  Materials and supplies                                         623
  Prepayments and other                                          300
                                                       -------------
                                                              26,527
                                                       -------------
Property, Plant and Equipment:
  Competitive energy                                           5,867
    Less: Accumulated depreciation                             3,241
                                                       -------------
                                                               2,626
                                                       -------------
Deferred Debits and Other Assets:
  Goodwill, net                                               17,220
  Other                                                          793
                                                       -------------
                                                              18,013
                                                       -------------
Total Assets                                           $      47,166
                                                       =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.




SELECT ENERGY CONTRACTING, INC.
BALANCE SHEET
(Unaudited)

                                                                   June 30,
                                                                     2004
                                                                --------------
                                                                  (Thousands
                                                                  of Dollars)

LIABILITIES AND CAPITALIZATION
------------------------------
Current Liabilities:
  Accounts payable                                              $        5,490
  Accounts payable to affiliated companies                              15,783
  Accrued taxes                                                            585
  Other                                                                  5,956
                                                                --------------
                                                                        27,814
                                                                --------------
Deferred Credits and Other Liabilities:
  Accumulated deferred income taxes                                      1,578
                                                                --------------

Capitalization:
  Common Stockholder's Equity:
    Common stock, $1 par value - 100,000 shares
      authorized and 100 shares outstanding                                -
    Capital surplus, paid in                                            15,068
    Retained earnings                                                    2,706
                                                                --------------
  Common Stockholder's Equity                                           17,774
                                                                --------------
Total Capitalization                                                    17,774
                                                                --------------
Total Liabilities and Capitalization                            $       47,166
                                                                ==============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



SELECT ENERGY CONTRACTING, INC.
STATEMENTS OF INCOME


                                                    Three Months     Six Months
                                                        Ended           Ended
                                                      June 30,        June 30,
                                                        2004            2004
                                                    ------------    -----------
                                                       (Thousands of Dollars)

Operating Revenues                                  $     22,888    $    39,062
                                                    ------------    -----------
Operating Expenses:
  Operation                                               22,000         37,882
  Maintenance                                                 75            183
  Depreciation                                               286            572
                                                    ------------    -----------
       Total operating expenses                           22,361         38,637
                                                    ------------    -----------
Operating Income                                             527            425

Interest Expense, Net                                         34             67
Other Income, Net                                             30             31
                                                   -------------    -----------
Loss Before Income Tax Expense                               523            389
Income Tax Expense                                           223            185
                                                   -------------    -----------
Net Income                                         $         300    $       204
                                                   =============    ===========

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



REEDS FERRY SUPPLY CO., INC.
BALANCE SHEET
(Unaudited)

                                                         June 30,
                                                           2004
                                                       ------------
                                                        (Thousands
                                                        of Dollars)
ASSETS
------
Current Assets:
  Cash                                                 $          5
  Receivables, net                                               56
                                                       ------------
                                                                 61
                                                       ------------
Deferred Debits and Other Assets:
  Goodwill, net                                                 247
                                                       ------------
Total Assets                                           $        308
                                                       ============

LIABILITIES AND CAPITALIZATION
------------------------------
Current Liabilities:
  Accounts payable                                     $         55
  Accounts payable to affiliated companies                      295
                                                       ------------
                                                                350
Capitalization:                                        ------------
  Common Stockholder's Equity:
    Common stock, no par value - 200 shares
      authorized and 100 shares outstanding                       4
    Capital surplus, paid in                                      3
    Accumulated deficit                                         (49)
                                                       ------------
  Common Stockholder's Equity                                   (42)
                                                       ------------
Total Capitalization                                            (42)
                                                       ------------
Total Liabilities and Capitalization                   $        308
                                                       ============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



REEDS FERRY SUPPLY CO., INC.
STATEMENTS OF INCOME
(Unaudited)

                                                   Three Months     Six Months
                                                       Ended           Ended
                                                      June 30,        June 30,
                                                        2004            2004
                                                   ------------     -----------
                                                      (Thousands of Dollars)

Operating Revenues                                 $        408     $       616
Operating Expenses                                          408             616
                                                   ------------     -----------
Net Income                                         $         -      $        -
                                                   ============     ===========

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



HEC/TOBYHANNA ENERGY PROJECT, INC.
BALANCE SHEET
(Unaudited)

                                                        June 30,
                                                          2004
                                                       ----------
                                                       (Thousands
                                                       of Dollars)
ASSETS
------
Current Assets:
  Special deposits                                   $       4,974
  Receivables, net                                             768
                                                     -------------
                                                             5,742
                                                     -------------
Deferred Debits and Other Assets:
  Contracts receivable                                      27,002
  Unamortized debt expense                                     559
                                                     -------------
                                                            27,561
                                                     -------------
Total Assets                                         $      33,303
                                                     =============


LIABILITIES AND CAPITALIZATION
------------------------------
Current Liabilities:
  Long-term debt - current portion                   $         599
  Accounts payable to affiliated companies                   7,579
  Accrued taxes                                                 80
  Accrued interest                                             686
  Other                                                        304
                                                     -------------
                                                             9,248
                                                     -------------
Capitalization:
  Long-Term Debt                                            23,067
                                                     -------------
  Common Stockholder's Equity:
    Common stock, $1 par value - 100 shares
      authorized and outstanding                               -
    Retained earnings                                          988
                                                     -------------
  Total Common Stockholder's Equity                            988
                                                     -------------
Total Capitalization                                        24,055
                                                     -------------
Total Liabilities and Capitalization                 $      33,303
                                                     =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



HEC/TOBYHANNA ENERGY PROJECT, INC.
STATEMENTS OF INCOME
(Unaudited)
                                           Three Months        Six Months
                                              Ended              Ended
                                             June 30,           June 30,
                                               2004               2004
                                           -------------      ------------
                                               (Thousands of Dollars)


Interest Expense, Net                      $         459      $        922
Other Income, Net                                    537             1,105
                                           -------------      ------------
Income Before Income Tax Expense                      78               183
Income Tax Expense                                    22                97
                                           -------------      ------------
Net Income                                 $          56      $         86
                                           =============      ============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



YANKEE ENERGY SERVICES COMPANY
BALANCE SHEET
(Unaudited)

                                                               June 30,
                                                                 2004
                                                            -------------
                                                            (Thousands of
                                                               Dollars)
ASSETS
------
Current Assets:
  Cash                                                      $         320
  Notes receivable from affiliated companies                          500
  Taxes receivable                                                      2
                                                            -------------
                                                                      822
                                                            -------------
Deferred Debits and Other Assets:
  Accumulated deferred income taxes                                 1,287
  Investments and other                                             1,496
                                                            -------------
                                                                    2,783
                                                            -------------
Total Assets                                                $       3,605
                                                            =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



YANKEE ENERGY SERVICES COMPANY
BALANCE SHEET
(Unaudited)

                                                         June 30,
                                                           2004
                                                      -------------
                                                      (Thousands of
                                                         Dollars)

LIABILITIES AND CAPITALIZATION
-------------------------------
Current Liabilities:
  Accounts payable to affiliated companies            $         371
  Other                                                           3
                                                      -------------
                                                                374
                                                      -------------

Deferred Credits and Other Liabilities                            5
                                                      -------------
Capitalization:
  Common Stockholder's Equity:
    Common stock, $0 par value - 10,000 shares
     authorized, 200 shares outstanding                           1
    Capital surplus, paid in                                  7,881
    Accumulated deficit                                      (4,656)
                                                      -------------
  Common Stockholder's Equity                                 3,226
                                                      -------------
Total Capitalization                                          3,226
                                                      -------------
Total Liabilities and Capitalization                  $       3,605
                                                      =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.




YANKEE ENERGY SERVICES COMPANY
STATEMENTS OF INCOME
(Unaudited)

                                                   Three Months    Six Months
                                                      Ended           Ended
                                                     June 30,        June 30,
                                                       2004            2004
                                                   ------------   ------------
                                                      (Thousands of Dollars)

Operating Revenues                                 $         -     $       -

Operating Expenses                                          (1)            1
                                                   -----------     ---------
Operating Income/(Loss)                                      1            (1)

Other Loss, Net                                              -        (2,484)
                                                   -----------     ---------
Income/(Loss) Before Income Tax Benefit                      1        (2,485)
Income Tax Benefit                                           -        (1,020)
                                                   -----------     ---------
Net Income/(Loss)                                  $         1     $  (1,465)
                                                   ===========     =========

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



E.S. BOULOS COMPANY
BALANCE SHEET
(Unaudited)

                                                         June 30,
                                                           2004
                                                      -------------
                                                      (Thousands of
                                                         Dollars)
ASSETS
------
Current Assets:
  Receivables, net                                    $     12,409
  Accounts receivable from affiliated companies              1,053
  Unbilled revenues                                          3,858
  Materials and supplies                                       195
                                                      ------------
                                                            17,515
                                                      ------------
Property, Plant and Equipment:
  Competitive energy                                         1,280
     Less: Accumulated depreciation                            505
                                                      ------------
                                                               775
                                                      ------------
Deferred Debits and Other Assets:
  Goodwill                                                   6,963
  Purchased intangible assets, net                              30
  Other                                                         45
                                                      ------------
                                                             7,038
                                                      ------------
Total Assets                                          $     25,328
                                                      ============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



E.S. BOULOS COMPANY
BALANCE SHEET
(Unaudited)

                                                       June 30,
                                                         2004
                                                     -------------
                                                     (Thousands of
                                                        Dollars)
LIABILITIES AND CAPITALIZATION
------------------------------
Current Liabilities:
  Advance from parent, non-interest bearing           $      2,948
  Notes payable to banks                                       807
  Accounts payable                                           5,476
  Accounts payable to affiliated companies                     630
  Accrued taxes                                                 29
  Other                                                        473
                                                      ------------
                                                            10,363
                                                      ------------
Deferred Credits and Other Liabilities:
  Accumulated deferred income taxes                            504
  Other                                                      1,057
                                                      ------------
                                                             1,561
                                                      ------------
Capitalization:
  Common Stockholder's Equity:
    Common stock, $0 par value - 20,000 shares
     authorized and 100 shares outstanding                     -
    Capital surplus, paid in                                 7,539
    Retained earnings                                        5,865
                                                      ------------
  Common Stockholder's Equity                               13,404
                                                      ------------
Total Capitalization                                        13,404
                                                      ------------
Total Liabilities and Capitalization                  $     25,328
                                                      ============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



E.S. BOULOS COMPANY
STATEMENTS OF INCOME
(Unaudited)

                                                  Three Months    Six Months
                                                      Ended           Ended
                                                    June 30,        June 30,
                                                      2004           2004
                                                  ------------    -----------
                                                     (Thousands of Dollars)


Operating Revenues                                $     12,697    $    22,346
                                                  ------------    -----------
Operating Expenses:
  Operation -
  Other                                                    395            742
  Maintenance                                           12,017         20,871
  Depreciation                                              64            124
                                                  ------------    -----------
        Total operating expenses                        12,476         21,737
                                                  ------------    -----------
Operating Income                                           221            609
Other (Loss)/Income, Net                                    (9)            (8)
                                                  ------------    -----------
Income Before Income Tax Expense                           212            601
Income Tax Expense                                          74            219
                                                  ------------    -----------
Net Income                                        $        138   $        382
                                                  ============   ============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



NGS MECHANICAL, INC.
BALANCE SHEET
(Unaudited)

                                                           June 30,
                                                             2004
                                                         -------------
                                                         (Thousands of
                                                             Dollars)
ASSETS
------
Current Assets:
  Cash                                                   $          10
                                                         -------------
Total Assets                                             $          10
                                                         =============


LIABILITIES AND CAPITALIZATION
------------------------------
Current Liabilities:
  Accounts payable to affiliated companies               $           3
                                                         -------------
Capitalization:
  Common Stockholder's Equity:
    Common stock, $0 par value - authorized
     20,000 shares; outstanding 100 shares                         -
    Capital surplus, paid in                                        10
    Retained deficit                                                (3)
                                                         -------------
  Common Stockholder's Equity                                        7
                                                         -------------
Total Capitalization                                                 7
                                                         -------------
Total Liabilities and Capitalization                     $          10
                                                         =============


Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



NGS MECHANICAL, INC.
STATEMENTS OF INCOME
(Unaudited)

                                                   Three Months     Six Months
                                                      Ended            Ended
                                                     June 30,         June 30,
                                                       2004             2004
                                                   ------------    ------------
                                                      (Thousands of Dollars)

Operating Revenues                                 $         -     $        -
Operating Expenses                                           -              -
                                                   ------------    ------------
Net Income                                         $         -     $        -
                                                   ============    ============


Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.


NORTHEAST UTILITIES (PARENT)
BALANCE SHEET
(Unaudited)

                                                            June 30,
                                                              2004
                                                         -------------
                                                           (Thousands
                                                           of Dollars)

ASSETS
------
Current Assets:
  Cash                                                   $         841
  Notes receivable from affiliated companies                   161,400
  Notes and accounts receivable                                  1,485
  Accounts receivable from affiliated companies                  2,446
  Taxes receivable                                              32,239
  Prepayments                                                      674
                                                         -------------
                                                               199,085
                                                         -------------
Deferred Debits and Other Assets:
  Investments in subsidiary companies, at equity             2,627,028
  Other                                                         14,756
                                                         -------------
                                                             2,641,784
                                                         -------------
Total Assets                                             $   2,840,869
                                                         =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



NORTHEAST UTILITIES (PARENT)
BALANCE SHEET
(Unaudited)

                                                                June 30,
                                                                  2004
                                                             -------------
                                                              (Thousands
                                                               of Dollars)

LIABILITIES AND CAPITALIZATION
------------------------------
Current Liabilities:
  Long-term debt - current portion                           $      25,000
  Accounts payable                                                     156
  Accounts payable to affiliated companies                           5,884
  Accrued interest                                                   5,776
  Derivative liabilities                                            10,339
  Other                                                             21,612
                                                             -------------
                                                                    68,767
                                                             -------------
Deferred Credits and Other Liabilities:
  Accumulated deferred income taxes                                  3,699
  Other                                                              1,558
                                                             -------------
                                                                     5,257
                                                             -------------
Capitalization:
  Long-Term Debt                                                   443,387
                                                             -------------
  Common Stockholder's Equity:
    Common shares, $5 par value - authorized
      225,000,000 shares; 150,578,806 shares issued and
      128,098,320 shares outstanding                               752,894
    Capital surplus, paid in                                     1,110,135
    Deferred contribution plan - employee stock
      ownership plan                                               (67,274)
    Retained earnings                                              840,082
    Accumulated other comprehensive income                          46,645
    Treasury stock                                                (359,024)
                                                             -------------
  Common Stockholder's Equity                                    2,323,458
                                                             -------------
Total Capitalization                                             2,766,845
                                                             -------------
Total Liabilities and Capitalization                         $   2,840,869
                                                             =============

Note: In the opinion of the Company, all adjustments necessary for a fair resentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



NORTHEAST UTILITIES (PARENT)
STATEMENTS OF INCOME
(Unaudited)

                                                  Three Months      Six Months
                                                     Ended            Ended
                                                    June 30,         June 30,
                                                      2004             2004
                                                  ------------      -----------
                                                      (Thousands of Dollars)

Operating Revenues                                $         -       $        -
                                                  ------------      -----------
Operating Expenses:
  Other                                                  2,363            4,968
                                                  ------------      -----------
Operating Loss                                          (2,363)          (4,968)
                                                  ------------      -----------
Interest Expense                                         6,337           11,861
                                                  ------------      -----------
Other Income, Net:
  Equity in earnings of subsidiaries                    26,084           95,860
  Other                                                  3,603            7,853
                                                  ------------      -----------
       Other income, net                                29,687          103,713
                                                  ------------      -----------
Income Before Income Tax Benefit                        20,987           86,884
Income Tax Benefit                                      (1,896)          (3,441)
                                                  ------------      -----------
Net Income                                        $     22,883      $    90,325
                                                  ============      ===========

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



HEC/CJTS ENERGY CENTER LLC
BALANCE SHEET
(Unaudited)

                                                          June 30,
                                                            2004
                                                       -------------
                                                       (Thousands of
                                                          Dollars)
ASSETS
------
Total Assets                                          $         -
                                                      ==============


LIABILITIES AND CAPITALIZATION
------------------------------
Capitalization:
  Common Stockholder's Equity:
    Capital surplus, paid in                          $          12
    Accumulated deficit                                         (12)
                                                      -------------
  Common Stockholder's Equity                                   -
                                                      -------------
Total Capitalization                                            -
                                                      -------------
Total Liabilities and Capitalization                  $         -
                                                      =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



HEC/CJTS ENERGY CENTER LLC
STATEMENTS OF INCOME
(Unaudited)

                                                Three Months      Six Months
                                                    Ended            Ended
                                                   June 30,         June 30,
                                                     2004            2004
                                               --------------    -------------
                                                    (Thousands of Dollars)


Operating Revenues                             $          -      $         -
                                               --------------    -------------

Operating Expenses                                        -                -
                                               --------------    -------------
Net Income                                     $          -      $         -
                                               ==============    =============


Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



WOODS ELECTRICAL CO., INC.
BALANCE SHEET
(Unaudited)

                                                           June 30,
                                                             2004
                                                        --------------
                                                        (Thousands of
                                                           Dollars)
ASSETS
------
Current Assets:
  Cash                                                  $         111
  Receivables, net                                              3,817
  Taxes receivable                                                253
  Unbilled revenues                                               473
  Materials and supplies                                           91
  Prepayments and other                                             2
                                                        -------------
                                                                4,747
                                                        -------------
Property Plant and Equipment:
  Competitive energy                                              258
   Less: Accumulated depreciation and amortization                 78
                                                        -------------
                                                                  180
                                                        -------------
Deferred Debits and Other Assets:
  Goodwill                                                      3,218
  Purchased intangible assets, net                              4,450
                                                        -------------
                                                                7,668
                                                        -------------
Total Assets                                            $      12,595
                                                        =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



WOODS ELECTRICAL CO., INC.
BALANCE SHEET
(Unaudited)

                                                        June 30,
                                                          2004
                                                     -------------
                                                     (Thousands of
                                                        Dollars)
LIABILITIES AND CAPITALIZATION
-------------------------------
Current Liabilities:
  Notes payable to affiliated companies              $       1,200
  Advance from parent, non-interest bearing                    250
  Accounts payable                                           1,369
  Accounts payable to affiliated companies                     281
  Other                                                         59
                                                     -------------
                                                             3,159
                                                     -------------
Deferred Credits and Other Liabilities:
  Accumulated deferred income taxes                            330
  Other                                                        443
                                                     -------------
                                                               773
                                                     -------------
Capitalization:
  Long-Term Debt from NU Parent                              4,450
                                                     -------------
  Common Stockholder's Equity:
    Common stock, $0 par value - 20,000 shares
     authorized and 100 shares outstanding                     -
    Capital surplus, paid in                                 5,000
    Accumulated deficit                                       (787)
                                                     -------------
  Common Stockholder's Equity                                4,213
                                                     -------------
Total Capitalization                                         8,663
                                                     -------------
Total Liabilities and Capitalization                 $      12,595
                                                     =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



WOODS ELECTRICAL CO., INC.
STATEMENTS OF INCOME
(Unaudited)

                                                Three Months       Six Months
                                                    Ended             Ended
                                                   June 30,          June 30,
                                                     2004              2004
                                               -------------       -----------
                                                    (Thousands of Dollars)

Operating Revenues                             $       2,674       $     6,406
                                               -------------       -----------
Operating Expenses:
  Other                                                  428               818
  Maintenance                                          2,368             5,855
  Depreciation                                            12                25
                                               -------------       -----------
       Total operating expenses                        2,808             6,698
                                               -------------       -----------
Operating Loss                                          (134)             (292)
Interest Expense, Net                                     84               166
Other Income, Net                                          1                 1
                                               -------------       -----------
Loss Before Income Tax Benefit                          (217)             (457)
Income Tax Benefit                                       (89)             (187)
                                               -------------       -----------
Net Loss                                       $        (128)      $      (270)
                                               =============       ===========

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



Greenport Power, LLC
BALANCE SHEET
(Unaudited)

                                                           June 30,
                                                             2004
                                                         -------------
                                                         (Thousands of
                                                            Dollars)
ASSETS
------
Current Assets:
  Cash                                                   $         528
                                                         -------------
Total Assets                                             $         528
                                                         =============


LIABILITIES AND CAPITALIZATION
------------------------------
Current Liabilities:
  Accounts payable                                       $         282
  Other                                                            200
                                                         -------------
                                                                   482
                                                         -------------
Capitalization:
  Common Stockholder's Equity:
    Members equity                                                  46
                                                         -------------
  Common Stockholder's Equity                                       46
                                                         -------------
Total Capitalization                                                46
                                                         -------------
Total Liabilities and Capitalization                     $         528
                                                         =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.

Northeast Generation Services Company has a 50 percent ownership interest in Greenport Power, LLC.



Greenport Power, LLC
STATEMENTS OF INCOME
(Unaudited)

                                                 Three Months    Six Months
                                                     Ended         Ended
                                                    June 30,      June 30,
                                                      2004          2004
                                                -------------   -------------
                                                    (Thousands of Dollars)


Operating Revenues                              $         -     $         -
Operating Expenses                                        100             180
                                                -------------   -------------
Net Loss                                        $        (100)  $        (180)
                                                =============   =============


Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.

Northeast Generation Services Company has a 50 percent ownership interest in Greenport Power, LLC.



ERI/HEC EFA-Med, LLC
BALANCE SHEET
(Unaudited)

                                                            June 30,
                                                              2004
                                                         -------------
                                                         (Thousands of
                                                            Dollars)
ASSETS
------
Current Assets:
  Cash                                                   $           2
                                                         -------------
Total Assets                                             $           2
                                                         =============

LIABILITIES AND CAPITALIZATION
------------------------------
Capitalization:
  Common Stockholder's Equity:
    Capital surplus, paid in                             $          18
    Accumulated deficit                                            (16)
                                                         -------------
  Common Stockholder's Equity                                        2
                                                         -------------
Total Capitalization                                                 2
                                                         -------------
Total Liabilities and Capitalization                     $           2
                                                         =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.

Select Energy Services, Inc. has a 50 percent ownership interest in ERI/HEC EFA-Med, LLC.



ERI/HEC EFA-Med, LLC
STATEMENTS OF INCOME
(Unaudited)

                                                  Three Months     Six Months
                                                      Ended           Ended
                                                    June 30,        June 30,
                                                      2004            2004
                                                  ------------    ------------
                                                  (Thousands of Dollars)


Operating Revenues                                $         -     $         -
Operating Expenses                                          -               -
                                                  ------------    ------------
Net Income                                        $         -     $         -
                                                  ============    ============


Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.

Select Energy Services, Inc. has a 50 percent ownership interest in ERI/HEC EFA-Med, LLC.



                        Northeast Utilities (Parent)
                             Select Energy, Inc.
                        Select Energy New York, Inc.
                    Northeast Generation Services Company
                             E.S. Boulos Company
                            NGS Mechanical, Inc.
                         Woods Electrical Co., Inc.
                            Greenport Power, LLC
                       Select Energy Contracting, Inc.
                        Reeds Ferry Supply Co., Inc.
                     HEC/Tobyhanna Energy Project, Inc.
                         HEC/CJTS Energy Center LLC
                            ERI/HEC EFA-Med, LLC
                       Yankee Energy Services Company

Notes to Financial Statements (Unaudited)

1.  About Northeast Utilities (NU)

Northeast Utilities Parent is the parent company of NU's subsidiaries. NU's regulated utilities furnish franchised retail electric service in Connecticut, New Hampshire and Massachusetts through three wholly owned subsidiaries: The Connecticut Light and Power Company, Public Service Company of New Hampshire and Western Massachusetts Electric Company. Other subsidiaries include Holyoke Water Power Company, a company engaged in the production of electric power, and Yankee Energy System, Inc. (Yankee), the parent company of Yankee Gas Services Company, Connecticut's largest natural gas distribution system.

Several wholly owned subsidiaries of NU provide support services for NU's companies. Northeast Utilities Service Company provides centralized accounting, administrative, engineering, financial, information technology, legal, operational, planning, purchasing, and other services to NU's companies. Three other subsidiaries construct, acquire or lease some of the property and facilities used by NU's companies.

NU Enterprises, Inc. (NU Enterprises) is a wholly owned subsidiary of NU and acts as the holding company for certain of NU's subsidiaries. Select Energy, Inc. (Select Energy) and its consolidated subsidiary Select Energy New York, Inc. (SENY), Northeast Generation Services Company and its subsidiaries
(NGS), Select Energy Services, Inc. and its subsidiaries (SESI), Mode 1 Communications, Inc. and Woods Network Services, Inc., engage in a variety of energy-related and telecommunications activities, primarily in the competitive energy retail and wholesale commodity, marketing and services fields. Northeast Generation Company acquires generation facilities. E.S. Boulos Company (Boulos), NGS Mechanical, Inc. (NGS Mechanical) and Woods Electrical Co., Inc. (Woods Electrical) are wholly owned subsidiaries of NGS. Greenport Power, LLC (Greenport) is a joint venture that is 50 percent owned by NGS. Select Energy Contracting, Inc. (Select Energy Contracting), Reeds Ferry Supply Co., Inc. (Reeds Ferry), HEC/Tobyhanna Energy Project, Inc., (HEC/Tobyhanna), and HEC/CJTS Energy Center LLC (HEC/CJTS) are wholly owned subsidiaries of SESI. Another company, ERI/HEC EFA-Med, LLC (ERI/HEC), is 50 percent owned by SESI. Yankee maintains certain wholly owned subsidiaries, including Yankee Energy Services Company (YESCO).

NU Enterprises is grouped into two business segments: the merchant energy business segment and the energy services business segment. The merchant energy business segment is comprised of Select Energy's wholesale and retail businesses. The energy services business segment consists of the operations of NGS, SESI and Woods Network.

Select Energy, SENY, NGS, Boulos, NGS Mechanical, Woods Electrical, Greenport, Select Energy Contracting, Reeds Ferry, HEC/Tobyhanna, HEC/CJTS, ERI/HEC and YESCO are "energy-related companies" under rule 58. These footnotes are applicable to the rule 58 companies with financial statements filed in this report on Form U-9C-3 under Item 6 Section A.

2.  About Select Energy

Select Energy's merchant energy business segment includes wholesale marketing and retail marketing businesses. The wholesale marketing business includes wholesale origination, portfolio management and the operation of more than 1,400 megawatts of pumped storage, hydroelectric and coal-fired generation assets. Select Energy is an integrated energy business that buys, markets and sells electricity, gas, oil and energy-related products and services to both wholesale and retail customers in the Northeastern United States.
Select Energy procures and delivers energy and capacity required to serve its electric, gas and oil customers. Select Energy is a licensed retail electricity supplier and is registered with local electric distribution companies and is a registered gas marketer with local gas distribution companies in the states of Connecticut, Delaware, Maine, Maryland, Massachusetts, New Hampshire, New Jersey, New York, Pennsylvania, Rhode Island, and Virginia.

3.  About SENY

SENY is a wholly owned subsidiary of Select Energy and engages in the brokering, marketing, transportation, storage, and sale of energy commodities in the state of New York.

4.  About NGS

NGS provides management, operation and maintenance services to the electric generation market, as well as to large industrial customers, in the Northeastern United States.

5.  About Boulos

Boulos is an electrical contracting company which specializes in high-voltage electrical construction and maintenance in Connecticut, Maine, Massachusetts, New Hampshire, New York, Rhode Island, and Vermont. Boulos is wholly owned by NGS.

6.  About NGS Mechanical

NGS Mechanical provides power plant operations, maintenance and capital project support services in certain New England states and New York. NGS Mechanical is wholly owned by NGS.

7.  About Woods Electrical

Woods Electrical is in the electrical contracting business in Connecticut and is a wholly owned subsidiary of NGS. Woods Electrical is also registered in the electrical contracting business in Maine, Massachusetts, New Hampshire and New York.

8.  About Greenport

Greenport is a limited liability company that was established to enter into an engineering, procurement and construction agreement with Global Common LLC for the performance of design, engineering, procurement, construction, and other services in connection with an electrical generation facility construction project in Greenport, Long Island, New York. Greenport is 50 percent owned by NGS.

9.  About Select Energy Contracting

Select Energy Contracting designs, manages and directs the construction of, and/or installation of mechanical, water and electrical systems and other resource consuming equipment.

10. About Reeds Ferry

Reeds Ferry is an equipment wholesaler which purchases equipment on behalf of Select Energy Contracting.

11. About HEC/Tobyhanna

HEC/Tobyhanna is a special purpose entity established to manage the assets of an Energy Savings Performance Contract at the Tobyhanna Army Depot.

12. About HEC/CJTS

HEC/CJTS is a special purpose entity formed to facilitate the financing of SESI's construction of an energy center at the Connecticut Juvenile Training School in Middletown, Connecticut.

13. About ERI/HEC

ERI/HEC was established on September 30, 2000, by SESI and ERI Services, Inc. to enter into an indefinite delivery/indefinite quantity contract with the United States Navy. ERI/HEC is 50 percent owned by SESI.

14. About YESCO

YESCO has disposed of most of its assets and has wound down its energy-related services for its customers.

15. Public Utility Regulation

NU is registered with the Securities and Exchange Commission (SEC) as a holding company under the Public Utility Holding Company Act of 1935 (1935
Act), and is subject to the provisions of the 1935 Act. Arrangements among NU's companies, outside agencies and other utilities covering interconnections, interchange of electric power and sales of utility property are subject to regulation by the Federal Energy Regulatory Commission (FERC) and/or the SEC. NU's operating subsidiaries are subject to further regulation for rates, accounting and other matters by the FERC and/or applicable state regulatory commissions.

16. Presentation

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

17. Derivative Instruments, Market Risk and Risk Management

A.  Derivative Instruments

Derivatives that are utilized for trading purposes are recorded at fair value with changes in fair value included in earnings. Other contracts that are derivatives but do not meet the definition of a cash flow or fair value hedge and cannot be designated as normal purchases or normal sales are also recorded at fair value with changes in fair value included in earnings. For those contracts that meet the definition of a derivative and meet the cash flow hedge requirements, the changes in the fair value of the effective portion of those contracts are generally recognized in accumulated other comprehensive income until the underlying transactions occur. For contracts that meet the definition of a derivative but do not meet the hedging requirements, and for the ineffective portion of contracts that meet the cash flow hedge requirements, the changes in fair value of those contracts are recognized currently in earnings. Derivative contracts designated as fair value hedges and the item they are hedging are both recorded at fair value on the balance sheet. Derivative contracts that are entered into as a normal purchase or sale and are probable of resulting in physical delivery, and are documented as such, are recorded under accrual accounting.

The tables below summarize Select Energy's derivative assets and liabilities at June 30, 2004. The business activities of NU Enterprises that result in the recognition of derivative assets include concentrations of credit risk to energy marketing and trading counterparties. At June 30, 2004, the maximum amount of loss on trading, non-trading, and hedging contracts due to credit risk and assuming complete performance failure and no value for the collateral maintained is the total of NU Enterprises' derivative assets of $203 million. However, a significant portion of these assets is contracted with investment grade rated counterparties or collateralized with cash. The amounts below do not include option premiums paid, which are recorded as prepayments and amounted to $6.8 million related to energy trading activities and $16.7 million related to marketing activities at June 30, 2004. These amounts also do not include option premiums received, which are recorded as other current liabilities and amounted to $9.2 million related to energy trading activities and $1.9 million related to marketing activities at June 30, 2004.

-------------------------------------------------------------------------------
 (Millions of Dollars)        Assets         Liabilities        Total
-------------------------------------------------------------------------------
  Trading                    $ 111.2           $ (82.9)        $  28.3
  Non-trading                    0.2              (0.1)            0.1
  Hedging                       91.6             (15.2)           76.4
-------------------------------------------------------------------------------
Total                        $ 203.0           $ (98.2)        $ 104.8
===============================================================================

Trading: To gather market intelligence and utilize this information in risk management activities for the wholesale marketing activities, Select Energy conducts limited energy trading activities in electricity, natural gas, and oil, and therefore, experiences net open positions. Select Energy manages these open positions with strict policies that limit its exposure to market risk and require daily reporting to management of potential financial exposures.

Derivatives used in trading activities are recorded at fair value and included in the balance sheet as derivative assets or liabilities. Changes in fair value are recognized in operating revenues in the statement of income in the period of change. The net fair value positions of the trading portfolio at June 30, 2004 were assets of $28.3 million.

Select Energy's trading portfolio includes New York Mercantile Exchange (NYMEX) futures and options, the fair value of which is based on closing exchange prices; over-the-counter forwards and options, the fair value of which is based on the mid-point of bid and ask market prices; and bilateral contracts for the purchase or sale of electricity or natural gas, the fair value of which is determined using available information from external sources. Select Energy's trading portfolio also includes transmission congestion contracts (TCCs). The fair value of the TCCs included in the trading portfolio is based on published market data.

Non-trading: Non-trading derivative contracts are used for delivery of energy related to Select Energy's wholesale and retail marketing activities. These contracts are subject to fair value accounting because these contracts are derivatives that cannot be designated as normal purchases or sales, as defined. These contracts cannot be designated as normal purchases or sales either because they are included in the New York energy market that settles financially or because management did not elect the normal purchases and sales designation. Changes in fair value of a negative $0.7 million of non-trading derivative contracts were recorded in revenues in the first six months of 2004.

Market information for the TCCs classified as non-trading is not available, and those contracts cannot be reliably valued. Management believes the amounts paid for these contracts, which total $8.2 million at June 30, 2004, are included in premiums paid, are equal to their fair value.

Hedging: Select Energy utilizes derivative financial and commodity instruments, including futures and forward contracts, to reduce market risk associated with fluctuations in the price of electricity and natural gas purchased to meet firm sales commitments to certain customers. Select Energy also utilizes derivatives, including price swap agreements, call and put option contracts, and futures and forward contracts to manage the market risk associated with a portion of its anticipated supply and delivery requirements. These derivatives have been designated as cash flow hedging instruments and are used to reduce the market risk associated with fluctuations in the price of electricity, natural gas or oil. A derivative that hedges exposure to the variable cash flows of a forecasted transaction (a cash flow hedge) is initially recorded at fair value with changes in fair value recorded in accumulated other comprehensive income. Cash flow hedges impact net income when the forecasted transaction being hedged occurs, when hedge ineffectiveness is measured and recorded, when the forecasted transaction being hedged is no longer probable of occurring, or when there is accumulated other comprehensive loss and the hedge and the forecasted transaction being hedged are in a loss position on a combined basis.

Select Energy maintains natural gas service agreements with certain customers to supply gas at fixed prices for terms extending through 2006. Select Energy has hedged its gas supply risk under these agreements through NYMEX futures contracts. Under these contracts, which also extend through 2006, the purchase price of a specified quantity of gas is effectively fixed over the term of the gas service agreements. At June 30, 2004 the NYMEX futures contracts had notional values of $65.2 million and were recorded at fair value as derivative assets of $11.9 million.

Select Energy also maintains various physical and financial instruments to hedge its electric and gas purchases and sales through 2006. These instruments include forwards, futures, options, financial collars, swaps and financial transmission rights. These hedging contracts, which are valued at the mid-point of bid and ask market prices, were recorded as derivative assets of $79.7 million and derivative liabilities of $14.7 million at June 30, 2004.

In the second quarter of 2004, Select Energy hedged natural gas inventory with gas futures, accounted for as fair value hedges. The changes in fair value of the futures, options and swaps were recorded as derivative liabilities of $0.5 million, and the changes in fair value of the hedged inventory of $0.9 million were recorded on the balance sheet.

B.  Market Risk Information

Select Energy utilizes the sensitivity analysis methodology to disclose quantitative information for its commodity price risks. Sensitivity analysis provides a presentation of the potential loss of future earnings, fair values or cash flows from market risk-sensitive instruments over a selected time period due to one or more hypothetical changes in commodity prices, or other similar price changes. Under sensitivity analysis, the fair value of the portfolio is a function of the underlying commodity, contract prices and market prices represented by each derivative commodity contract. For swaps, forward contracts and options, fair value reflects management's best estimates considering over-the-counter quotations, time value and volatility factors of the underlying commitments. Exchange-traded futures and options are recorded at fair value based on closing exchange prices.

Wholesale and Retail Marketing Portfolio: When conducting sensitivity analyses of the change in the fair value of Select Energy's electricity, natural gas and oil on the wholesale and retail marketing portfolio, which would result from a hypothetical change in the future market price of electricity, natural gas and oil, the fair values of the contracts are determined from models that take into consideration estimated future market prices of electricity, natural gas and oil, the volatility of the market prices in each period, as well as the time value factors of the underlying commitments. In most instances, market prices and volatility are determined from quoted prices on the futures exchange.

Select Energy has determined a hypothetical change in the fair value for its wholesale and retail marketing portfolio, which includes cash flow hedges and electricity, natural gas and oil contracts, assuming a 10 percent change in forward market prices. At June 30, 2004, a 10 percent change in market price would have resulted in an increase in fair value of $24.6 million or a decrease in fair value of $22.7 million.

The impact of a change in electricity, natural gas and oil prices on Select Energy's wholesale and retail marketing portfolio at June 30, 2004, is not necessarily representative of the results that will be realized when these contracts are physically delivered.

Trading Contracts: At June 30, 2004, Select Energy has calculated the market price resulting from a 10 percent change in forward market prices. That 10 percent change would result in approximately a $0.7 million increase or decrease in the fair value of the Select Energy trading portfolio. In the normal course of business, Select Energy also faces risks that are either non-financial or non-quantifiable. These risks principally include credit risk, which is not reflected in this sensitivity analysis.

C.  Other Risk Management Activities

Credit Risk Management: Credit risk relates to the risk of loss that NU would incur as a result of non-performance by counterparties pursuant to the terms of their contractual obligations. NU serves a wide variety of customers and suppliers that include IPPs, industrial companies, gas and electric utilities, oil and gas producers, financial institutions, and other energy marketers. Margin accounts exist within this diverse group, and NU realizes interest receipts and payments related to balances outstanding in these margin accounts. This wide customer and supplier mix generates a need for a variety of contractual structures, products and terms which, in turn, requires NU to manage the portfolio of market risk inherent in those transactions in a manner consistent with the parameters established by NU's risk management process.

Credit risks and market risks at NU Enterprises are monitored regularly by a Risk Oversight Council operating outside of the business lines that create or actively manage these risk exposures to ensure compliance with NU's stated risk management policies.

NU tracks and re-balances the risk in its portfolio in accordance with fair value and other risk management methodologies that utilize forward price curves in the energy markets to estimate the size and probability of future potential exposure.

NYMEX traded futures and option contracts cleared off the NYMEX exchange are ultimately guaranteed by NYMEX to Select Energy. Select Energy has established written credit policies with regard to its counterparties to minimize overall credit risk on all types of transactions. These policies require an evaluation of potential counterparties' financial condition (including credit ratings), collateral requirements under certain circumstances (including cash in advance, letters of credit, and parent guarantees), and the use of standardized agreements, which allow for the netting of positive and negative exposures associated with a single counterparty. This evaluation results in establishing credit limits prior to Select Energy entering into energy contracts. The appropriateness of these limits is subject to continuing review. Concentrations among these counterparties may impact Select Energy's overall exposure to credit risk, either positively or negatively, in that the counterparties may be similarly affected by changes to economic, regulatory or other conditions.

At June 30, 2004, Select Energy maintained collateral balances from counterparties of $105 million. These amounts are included in both unrestricted cash from counterparties and other current liabilities on the accompanying balance sheet.

18. Unrestricted Cash from Counterparties

Unrestricted cash on deposit from counterparties represents balances collected from counterparties resulting from Select Energy's credit management activities. An offsetting liability has been recorded in other current liabilities for the amounts collected. To the extent Select Energy requires collateral from counterparties, cash is held as a part of the total collateral required. The right to hold such cash collateral in an unrestricted manner is determined by the terms of Select Energy's agreements. Key factors affecting the unrestricted status of a portion of this cash collateral include the financial standing of Select Energy and its credit support provider.

19. Special Deposits

Special deposits represents amounts Select Energy has on deposit with unaffiliated counterparties and brokerage firms in the amount of $2.6 million.



                   QUARTERLY REPORT OF NORTHEAST UTILITIES

                              SIGNATURE CLAUSE


Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued there under, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.





          NORTHEAST UTILITIES
          -------------------
          (Registered Holding Company)



     By:  /s/ John P. Stack
          ----------------------------------------
          (Signature of Signing Officer)



          John P. Stack
          ----------------------------------------
          Vice President-Accounting and Controller
          ----------------------------------------
          Date:  August 25, 2004
          ----------------------------------------